

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2013

<u>Via E-mail</u>
Simon Crowe
Chief Financial Officer
GasLog Ltd.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re: GasLog Ltd.**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed July 2, 2013**
> **File No. 333-188817**

Dear Mr. Crowe:

We have reviewed your responses to the comments in our letter dated June 18, 2013 and have the following additional comments.

<u>Exhibit 5.1</u>

1. We note your response to our prior comment 4 and reissue in part. It is not appropriate for counsel to assume that the Resolutions and Constitutional Documents have not been rescinded or amended. Please have counsel remove the assumption in subsection (e) on page 2 of the opinion accordingly.

2. We note your response to our prior comment 5 and reissue in part. The qualification "[b]ased solely upon a review of the register of members of the Company dated 2 July 2013" on page 4 of the opinion is an inappropriate limitation on the scope of the opinion. Please have counsel revise accordingly.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor

cc: <u>Via E-mail</u>
William P. Rogers, Jr.,
Cravath, Swaine & Moore LLP